OFFERING CIRCULAR

STONE BANCSHARES, INC.

802 East Main Street

Mountain View, Arkansas 72560

(870) 269-7311

1,000,000 Shares of Common Stock, $0.01 Par Value

$14.00 per share  Minimum Purchase:  100 Shares

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

Prior to this offering there has been no public market for shares of Stone Bancshares, Inc. (the “Company”).  Due to the limited nature of this offering, it is unlikely that such a market will develop as a result of this offering. See “Plan of Distribution" herein for further information with respect to sales of the common stock of the Company (the “Common Stock”).  An investment in the Common Stock involves a high degree of risk.  See “Risk Factors” on Page 2.  The Common Stock is offered by the Company to existing shareholders only, subject to prior sale, its right to reject orders in whole or in part, and certain other conditions.  The Common Stock will be offered and sold pursuant to the exemption provided in Regulation A of the Securities and Exchange Commission, Section 23-42-503(a)(3) of the Arkansas Securities Act and exemptions in other states for offers and sales to existing shareholders.

Offer	Price to Purchaser	Underwriting Discounts or Commissions (2)	Proceeds to Company (3)	Proceeds to other persons
Per Share (1)	$14.00	$-0-	$14.00	-0-
Total Maximum (4)	$ 14,000,000	$-0-	$ 14,000,000	-0-

(1)The purchase price of $14.00 per share is payable in cash.

(2)There is no underwriter and, therefore, no underwriting discount. The Common Stock is being offered on a best efforts basis solely by certain officers and directors of the Company who will not be paid a selling commission.

(3)Before deducting certain expenses payable by the Company in connection with the offering, including legal and accounting fees, not expected to exceed $60,000.00.

(4)Based on the sale and issuance of all 1,000,000 of the shares offered.  The offering will be terminated no later than January 30, 2018 unless extended by the Company for an additional period of up to 60 days.

The date of this Offering Circular is October 30, 2017.

TABLE OF CONTENTS

Preliminary Notices	ii
Summary of the Offering	1
Risk Factors	2
Dilution	8
Use of Proceeds	9
The Company	9
The Bank	9
Management Discussion and Analysis of Financial Condition and Results of Operation	19
Analysis of Financial Condition	23
Management	35
Plan of Distribution	40
Securities Being Offered	40
Compensation of Directors and Executive Officers	41
Security Ownership of Management and Certain Shareholders	43
Company Stock Plans	44
Interest of Management and Others in Certain Transactions	45
Indemnification of Officers and Directors	45
Legal Opinion	47
Independent Accountants	47
Reports to Shareholders	47

Exhibits
“A” Audited Financial Statements of the Company– For Period Ended December 31, 2016
“B” Unaudited Financial Statements of the Company for the Six (6) Month Period Ended June 30, 2017
“C” Audited Financial Statements of Stone Bank for years ended December 31, 2016 and 2015
“D” Articles of Incorporation of the Company
“E” Bylaws of the Company
“F” Subscription Agreement

PRELIMINARY NOTICES

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED HEREIN AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED BY THIS DOCUMENT IN ANY STATE OR TO ANY PERSON TO WHOM IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

THE PURCHASE OF THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK TO THE PURCHASER (SEE “RISK FACTORS”). THE PRINCIPAL RISKS ASSOCIATED WITH THIS OFFERING ARE LIMITED OPERATING HISTORY, LIMITED CAPITAL AND LACK OF MARKETABILITY OF THE COMMON STOCK. (SEE “RISK FACTORS”).

THE SHARES OFFERED IN THIS OFFERING CIRCULAR ARE NOT SAVINGS OR COMPANY ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION (“FDIC”) OR ANY OTHER GOVERNMENTAL AGENCY.

THIS OFFERING CIRCULAR CONTAINS €ORWARD-LOOKING STATEMENTS€RELATING TO, WITHOUT LIMITATION, FUTURE ECONOMIC PERFORMANCE, PLANS AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS, AND PROJECTIONS OF REVENUES AND OTHER FINANCIAL ITEMS THAT ARE BASED ON THE BELIEFS OF THE COMPANY€ MANAGEMENT, AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY€ MANAGEMENT.  THE WORDS €XPECT€ €NTICIPATE€AND €ELIEVE€ AS WELL AS SIMILAR EXPRESSIONS, ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS.  THE COMPANY€ ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND THE COMPANY€ OPERATING PERFORMANCE IS SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES INCLUDING THOSE THAT ARE DISCUSSED IN THE €ISK FACTORS€SECTION OF THIS OFFERING CIRCULAR.

SUMMARY OF THE OFFERING

The following is a summary of information appearing elsewhere in this Offering Circular. The information in this summary does not purport to be complete, comprehensive or definitive, and is qualified in its entirety by the information appearing elsewhere in this Offering Circular.

The Company

Stone Bancshares, Inc. (the “Company” which may also be referred to in this offering circular as “we”, “us” or “our”) is an Arkansas corporation which was incorporated on November 12, 2015.  We are registered with the Board of Governors of the Federal Reserve System as a financial holding company under the Bank Holding Company Act of 1956, as amended.  We have one subsidiary, Stone Bank, an Arkansas state chartered bank.  Our business consists of the business and management of Stone Bank.  The main office of the Company is located at 802 East Main Street, Mountain View, Arkansas, the main office of Stone Bank. (See “The Company”)

The Bank

Stone Bank (the “Bank”) formerly known as Ozark Heritage Bank, National Association, is a state bank organized under the banking laws of the State of Arkansas.  In 2009, the Bank was organized as a national bank through the purchase of all of the outstanding stock of the First National Bank of Altheimer, in Altheimer, Arkansas (FNB-A).  As a part of the stock purchase transaction and the approval by the Office of the Comptroller of the Currency (“OCC”), the bank charter of FNB-A was relocated to Mountain View, Arkansas where the main office of the Bank is presently located.  The Bank was converted to a state bank effective August 5, 2015 and the name changed to “Stone Bank”.

The Bank operates from a main office and corporate headquarters at 802 East Main Street, Mountain View, Arkansas and from branch banks in White Hall, Harrison and Little Rock, Arkansas. (See “The Bank - General”)

The Offering

We are offering to existing shareholders only up to 1,000,000 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) at a price of 14.00 per share to be paid in cash upon subscription, with a minimum subscription amount of one-hundred (100) shares.  Officers and directors of the Company will offer the shares of Common Stock and will not receive any direct or indirect remuneration for soliciting any purchaser.  (See “Plan of Distribution”).

Risk Factors

Investment in the Company involves a high degree of financial risk.  Potential purchasers should carefully consider the various risk factors before investing. (See “Risk Factors” beginning on page 2).

The Capital Stock

The authorized capital stock of the Company consists of 5,000,000 shares of Common Stock having a par value of $.01 per share of which 1,438,062 shares are presently issued and outstanding. (See “Securities Being Offered”).

Dividends

We paid our first dividend ($0.30 per share) on our Common Stock in February 2017.    The amount and timing of future dividend payments will be determined by our board of directors and will depend on the availability of earnings, our financial needs and other factors.  Additionally, our payment of dividends is subject to regulatory restrictions (see “The Bank – Regulation and Supervision” and “Securities Being Offered – Dividend Rights”)

Termination of Offering

The offering will terminate on the earlier of the sale of all 1,000,000 of the shares offered or January 30 2018, which date may be extended by us for an additional period of up to sixty (60) days.  (See “Plan of Distribution”).

RISK FACTORS

THE COMPANY’S COMMON STOCK INVOLVES A HIGH DEGREE OF RISK FOR THE INVESTOR.  INVESTMENT IN THE COMMON STOCK SHOULD BE CONSIDERED AS A LONG TERM INVESTMENT FOR PERSONS OF ADEQUATE FINANCIAL MEANS WHO HAVE NO NEED FOR LIQUIDITY WITH RESPECT TO THEIR INVESTMENT.  YOU SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE FOLLOWING RISK FACTORS BEFORE MAKING THE DECISION TO PURCHASE THE COMPANY’S COMMON STOCK.

General Business Risk

The Company is subject to risks generally incident to the operation of a business, including, but not limited to, changes in national and local economic conditions, changes in competition, changes in laws and changes in interest rates.  Economic conditions can be adversely affected by many factors and events, including, but not limited to, national and international events such as energy prices, tax policy, currency values, terrorism and natural disasters.   National economic conditions can also adversely impact local economic conditions and interest rates. In addition, local economic conditions may vary from national trends resulting in adverse impacts on local real estate values, employment levels, consumer spending, personal income and other factors.

Capital

Our regulatory authorities require us to maintain adequate levels of capital to support the Bank’s operations.  The primary reason for this offering is to raise capital to support growth.  While we believe our existing capital along with what is raised in this offering will be sufficient to support our current operations and growth strategy, factors such as faster than anticipated growth, reduced earnings, operating losses, changes in economic conditions or revisions in regulatory requirements may require us to seek additional capital.  Our ability to raise additional capital will depend on our financial performance and other conditions which are outside of our control.  If we need additional capital but cannot raise it on terms acceptable to us, our ability to expand our operations could be materially impaired.

No Market for Shares

There has been no established or active market for the Common Stock of the Company.  Further, we have no plans at this time to register as a publicly traded company.  Because of the Company’s limited size, the limited size of this offering, the limited number of shareholders and other such factors as the lack of reasonable expectation of dividends in the near future, it is very unlikely an active trading market will develop for the Common Stock.  The shares of Common Stock should not be purchased by persons who need or desire liquidity with respect to their investment.  The offering price of the Common Stock has been set at 14.00 per share which is the estimated book value of the stock at the end of the offering.  Such amount has been arbitrarily determined and should not be deemed to reflect the market value of the Common Stock.  (See “Securities Being Offered – Market Price”)

Competition

We are in a highly competitive business and our competition includes a number of financial institutions which have far greater financial resources, longer business histories and more diversification than the Bank.  We may encounter increased competition from existing competitors or new market entrants, some of which may be significantly larger and have greater financial resources.  In addition, to the extent that existing or future competitors seek to gain or retain market share by reducing fees, we may be compelled to lower our fees thereby adversely affecting our operating results (See “The Bank – Competition”).

No Escrow of Offering Proceeds

There can be no assurance that all of the Common Stock offered will be sold.  There are no minimum sales requirements and there are no arrangements to place the funds received in escrow.   Therefore, there will be no return of funds irrespective of whether all or a specific portion of the Common Stock offered is actually sold.

Extensive Regulation

The banking industry is heavily regulated.  Banking regulations are primarily intended to protect the integrity of the national payments system, the Deposit Insurance Fund, borrowers and depositors but not shareholders.  The Company is subject to regulation and supervision by the Board of Governors of the Federal Reserve System.  The Bank is subject to regulation, supervision and examination by the Arkansas State Bank Department and the Federal Deposit Insurance Corporation.  State and federal regulations govern the activities in which the Bank may engage, and are primarily for the protection of depositors and the Deposit Insurance Fund.  These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operations of a bank, the classification of assets by a bank, and the adequacy of a bank’s allowance for loan losses.  Any change in such regulations and oversight, whether in the form of regulatory policy, regulations or legislation, could have a material impact on the Company’s results of operation.  Because our business is highly regulated, the laws, rules and applicable regulations are subject to regular modification and change.  Any legislative, regulatory or policy changes adopted in the future could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition or prospects.  Further, it is expected that any such new laws, rules or regulations will add compliance costs and place additional demands on our management team.  (See “The Bank – Regulation and Supervision”)

Allowance for Loan Losses

The Bank’s customers may not repay their loans according to their terms and the collateral, if any, securing the payment of the loans may be insufficient to pay any remaining loan balances.  We may experience significant loan losses, which may have a material adverse effect on our operating results.  Our management makes various assumptions and judgments about the collectability of loans, including the creditworthiness of the borrowers and the value of the real estate and other assets serving as collateral for the repayment of the loans.  In determining the amount of the allowance for losses, management reviews the loans and our loss or delinquency experience, and evaluates economic conditions.  If management’s assumptions are incorrect, the allowance for loan losses may be insufficient to cover probable losses in the loan portfolio, requiring us to make additions to the allowance for loan losses.  In addition, our regulators periodically review the allowance for loan losses and may require us to increase it or recognize further loan charge offs.  Any increase in the allowance for loan losses or loan charge offs as required by regulatory authorities may have a material adverse effect on our financial condition and results of operation.  (See “Analysis of Financial Condition – Allowance and Provision for Loan and Lease Losses”)

Non-performing Assets

On June 30, 2017, the Bank’s non-performing assets (which consist of non-accrual loans, loans 90 days or more delinquent, troubled debt restructurings and other real estate owned) totaled $4.7 million, which is a decline of $128 thousand from non-performing assets at December 31, 2016 and a decline of $1.3 million from non-performance assets at June 30, 2016.  Non-performing assets adversely affect our net income in various ways.  We do not record interest income on non-accrual loans and must reserve for probable losses on non-performing loans which are established through a current period charged to income in the provision for loan losses.  We also incur legal fees associated with the resolution of problem assets.  Additionally, other real estate the Bank owns results in carrying costs such as taxes, insurance and maintenance fees.  Further, the resolution of non-performing assets requires the active involvement of Bank management, which can distract from the overall supervision of operations and other income producing activities.  If our estimate for the allowance for loan losses is inadequate, we will have to increase the allowance accordingly, which is affected by recording a provision for loan losses.

FDIC Premiums

The FDIC has increased premiums charged to all financial institutions for FDIC insurance protection during recent years and such premiums may increase further in future years.  Future increases of FDIC insurance premiums or special assessments could have a material adverse effect on our business, financial position, or results of operations.

Federal Reserve Policies and Actions

We are registered with the Board of Governors of the Federal Reserve System as a financial holding company.  The Bank is not a member of the Federal Reserve System.  However, the Bank’s earnings are affected by the fiscal and monetary policies of the Federal Reserve System, which regulates the national money supply in order to mitigate recessionary and inflationary pressures.  The methods employed by the Federal Reserve System may include setting the reserve requirements of member banks, establishing the rate on member bank borrowings and regulating interest rates on time and saving deposits of member banks. The Federal Reserve System also conducts open market operations in United States Government Securities.

The policies of the Federal Reserve System are used to influence overall growth and distribution of bank loans and deposits, and may affect the interest rates charged and paid thereon.  While the impact of current economic conditions and the policies of the Federal Reserve System and other regulatory authorities upon our future business earnings cannot be accurately predicted, such policies can materially affect the revenues and income of financial institutions.  (See “The Bank – Regulation and Supervision”)

Reliance on Key Individuals

Our success depends significantly on our Bank officers, including, but not limited to, Marnie Oldner, Nick Roach, Stephen Ragland, Bruce Upton and Kirby Williams.  The loss of services from a member of our current management may materially and adversely affect our business, financial condition, results of operation, and future prospects.

Interest Rate Risk Management

Interest rate risk (IRR) is the exposure of an institution’s financial condition to adverse movements in interest rates.  Accepting this risk is a normal part of banking and can be an important source of profitability and shareholder value.  However, excessive levels of IRR can pose a significant threat to an institution’s earnings and capital base.  Accordingly, effective risk management that maintains IRR at prudent levels is essential to the safety and soundness of banking institutions.

We maintain a process and set of measurement tools to identify and quantify our primary sources of IRR.  We also recognize that effective management of IRR includes understanding when potential changes in interest rates will flow through the earnings statement.  Accordingly, we manage our position so that we monitor both short-term and long-term IRR on earnings exposure.  Our primary tool in managing IRR in this manner is income simulations utilized to quantify the potential impact on earnings and capital with changes in interest rates.  IRR is actively managed through the Asset Liability Committee (or ALCO) which is a management committee that reports to the Bank’s board of directors.

Specific strategies for managing both one year and longer-term components of interest rate risk are one of the focal points of the ALCO meeting agenda.  At each meeting, the ALCO reviews our overall position and related sources of risk and develops a plan.  The general types of strategies which ALCO considers typically include:

•Loan pricing, promotion and product structure

•Deposit pricing, promotion and product structure

•Use of alternative funding sources

•Investment security purchases and sales

In assessing the appropriateness of any strategy, ALCO will assess the expected results of actions with the desired effect of either lengthening or shortening the overall interest rate sensitivity of the Bank’s assets and liabilities.  The maximum amount of exposure to IRR is defined by the Bank’s board of directors.

Interest Rate Risk on Capital

As an extension to the discussion of IRR to earnings above, IRR on capital is the risk that changes in prevailing interest rates will adversely affect values of assets, liabilities, and capital, at different times, or in different amounts.  IRR on capital is the balance sheet valuation effect due to changes in interest rates and other market factors both internal and external to the Bank.  It is sometimes called valuation risk, market risk, or price risk.

The Bank uses an interest rate “shock” which is a simultaneous shock on all interest rates on the balance sheet to determine the potential increase or decrease in capital as a result of rate movements and reports these results to the board of directors at least quarterly.

Despite management’s efforts, the volatility of interest rates in the national and global markets can negatively impact our earnings and capital.

Dividends from Stone Bank

We receive substantially all of our revenue from dividends paid by the Bank.  The Bank’s ability to pay us dividends is limited by, among other things, both state and federal regulations requiring prior regulatory approval to pay dividends in excess of specified levels of retained net income.  See “The Bank – Regulation and Supervision.”  In the event the Bank is unable to pay dividends to us, we may experience liquidity constraints and our business, financial condition and results of operations could suffer.

Technology Advances

The financial services industry is undergoing rapid technological changes with the frequent introduction of new products and services.  In addition to better serving customers, effective use of technology increases efficiency and enables financial institutions to reduce costs.  Our future success will depend upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations.  While many of our competitors have substantially greater resources to invest in technological improvements we will use our unique set of personnel skill sets and our ability to conduct agile operations to use technology to meet the customer in the service channel of their choice.  If we are unable to implement new technology in a timely and cost effective manner, our results of operations could be adversely affected. (See “The Bank-Technology”)

Potential Cyber Issues

The successful operations of the Company rely upon the balancing of employee/customer convenience and access with the secure processing, storage, and transmission of confidential data.   This data traverses an increasingly large number of external devices, computer systems, and internal/external networks.  A breach in the security of our information systems could result in the failure or disruption of online services, investments, deposits, loan servicing, and many other systems.  The security of these systems could be threatened by a variety of interruptions or information security breaches including those caused by system failures, hackers, cyber-attacks, electronic fraudulent activity, insider threats, or attempted theft of financial assets.  While we maintain a complex system of layered internal controls to mitigate such occurrences and we also maintain insurance coverage for certain risks, these threats continue to become more sophisticated and persistent.  There can be no assurance that any such failures, interruption or security breaches will not occur, or if they do occur that they will be successfully addressed.  Additionally, as a result of the increasing threat, we may be required to expend significant additional resources in the future to modify and enhance measures to protect our computer systems and networks.

Security breaches or the disruption of operations could be directed to us or to a third party providing us with financial or other services.  Any failures, interruptions, or security breaches in our systems, however arising, could damage our reputation, result in a loss of business, result in a violation of privacy or other laws, or expose the Bank to civil litigation, regulatory fines, or uninsured losses.

Voting Control of the Company

J. T. Compton, the chairman of the Board of Directors, and his family, as a group, beneficially owned 56.2% of our Common Stock as of September 30, 2017. If Mr. Compton and his family purchase their pro rata share of this offering, they will continue to control over 50% of the stock. Consequently, if they vote their shares in concert, they will be able to elect directors and control the voting on shareholder votes.  The interests of Mr. Compton and his family may conflict with the interest of other holders of Common Stock and they may take actions with which you disagree.

Provisions Deterring Change of Control

The Company’s Bylaws provide that a special meeting of shareholders may only be called by shareholders owning not less than 25% of the stock of the Company.  Additionally, the Company’s Articles of Incorporation state that a quorum for shareholders’ meetings is more than 50% of the shares entitled to vote.  These provisions could make it more difficult to change control of the Company or to call a shareholders’ meeting.  Accordingly, a shareholder may find it more difficult to sell his or her Common Stock because of the restrictions.  (See Exhibit “D”- Articles of Incorporation, Article 8 and Exhibit “E”- Bylaws, Article II, Section 2”)

DILUTION

Certain of our officers and directors hold options to purchase Common Stock for less than the current offering price value of the Common Stock.  Accordingly, such persons have the right to purchase Common Stock for less than the price per share under this offering.  Further, certain officers and directors have purchased Common Stock within the last year under the Company’s Stock Purchase Plan for directors and key employees.  Purchases under the Stock Purchase Plan are based on book value which was less than the offering price of the Common Stock under this offering. (See “Compensation of Directors and Executive Officers” and “Stock Benefit Plans”)

USE OF PROCEEDS

The Company plans to utilize the proceeds from the offering to increase the capital of the Bank to support growth into new markets and business sectors. Regulatory requirements requiring a certain asset to capital ratio make increasing the capital necessary for continued growth.

THE COMPANY

Stone Bancshares, Inc. (the “Company”) is an Arkansas corporation which was incorporated on November 12, 2015.  We are registered with the Board of Governors of the Federal Reserve System as a financial holding company under the Bank Holding Company Act of 1956, as amended.  The Bank Holding Company Act and other federal laws applicable to bank holding companies restrict the types of activities in which they may engage, and subject them to a range of supervisory requirements, including regulatory enforcement actions for violations of laws and regulations.

We have one subsidiary, Stone Bank, an Arkansas state chartered bank (the “Bank”).  On March 9, 2016, the Company acquired all of the stock of Stone Bank pursuant to a Plan of Exchange with Stone Bank’s shareholders.  Our business consists of the business and management of Stone Bank.  The main office of the Company is located at 802 East Main Street, Mountain View, Arkansas, the main branch and corporate office of Stone Bank.

THE BANK

General

Stone Bank (the “Bank”) formerly known as Ozark Heritage Bank, National Association, is a state bank organized under the banking laws of the State of Arkansas.  In 2009, the Bank was organized as a national bank through the purchase of all of the outstanding stock of the First National Bank of Altheimer, in Altheimer, Arkansas (FNB-A).  As a part of the stock purchase transaction and the approval by the Office of the Comptroller of the Currency (“OCC”), the bank charter of FNB-A was relocated to Mountain View, Arkansas where the main office of the Bank is presently located.  The Bank was converted to a state bank effective August 5, 2015 and the name changed to “Stone Bank”.

The Bank operates from a main office and corporate headquarters in Mountain View, Arkansas and from a branch banks in White Hall, Harrison and Little Rock, Arkansas.

The Bank’s corporate office is in the Mountain View branch at 802 E. Main Street with other Arkansas branches in Little Rock, White Hall, and Harrison. There is also have a loan production office in Cave City, Arkansas.

Our products and services in our service areas, include the following:

●Interest bearing and non-interest bearing demand deposits

●Regular savings accounts

●Money market accounts

●Certificates of deposit

●Individual retirement accounts

●Safe-deposit boxes

●Telephone banking

●Internet banking

●Agricultural, commercial, consumer, and real estate loans

●Merchant bankcard services

Lobby and drive-in hours are 8:00 a.m. to 5:00 p.m., Monday through Friday.

There are 65 full time and 2 part-time employees.

Bank Premises

Mountain View

The main office building in Mountain View is a two-story building constructed on a concrete slab with a metal roof. The exterior walls are brick and stucco with metal and glass windows with a south side customer entrance door in the front, employee entrance is on the east side and an entrance to the boardroom located on the north side. On the west side of the building is a covered entranceway with a drive-up teller facility consisting of a drive up teller window and a night depository. An Interactive Teller Machine (ITM) is located on the northwest corner of the building. The interior flooring is a mixture of commercial grade carpeting in the teller area and offices with a mixture of tile and hardwood in the customer area and break room. The ceiling is tile with fluorescent lighting. The walls are textured sheet rock. The teller counters and central customer check station are made of oak and covered in granite and Formica.

The building consists of two stories encompassing 13 different offices, a vault area, teller line, safety deposit box area, lobby area, dedicated server room, board room, conference room and several open work areas and storage areas.  The building is ADA compliant.

The following provides a summary description of the main office of the Bank:

Building Size	7,410 square feet

Features:	Number:
ITM	1
Drive-up windows	2
Remote drive-up terminals	2
Teller stations in the lobby	4
Safe deposit boxes	202
Cameras	8

Vault with:
Combination lock	Yes
Time lock	No

Money chest inside vault with:
Combination lock	Yes
Time lock	No

Letter deposit night drop	Yes
Security Cameras	Yes

The Bank currently leases four office spaces adjoining one another at 307 S. Sylamore Ave. in Mountain View, Arkansas.  The spaces are 1,000 square feet each and are leased for $9.60 per square foot annually.  The lessor is JTK Investments, owned by J.T. Compton, Chairman of the Board, and his sons, Kevin Compton, a director of the Company and the Bank, Ken Compton, a director of the Company, and Kris Compton.

Little Rock

The Little Rock branch is a leased facility at 900 S. Shackleford, in the heart of West Little Rock’s financial district. The Bank currently occupies 7,982 sq. ft. but management has signed a lease to expand into the entire first floor, 17,778 rentable square feet, of the building by January 2018. The additional square footage will be used to develop a new, full-service retail banking center, similar to the ones in White Hall and under construction in Harrison.  The new space will also feature a modern Board Room/Training Room/Community Room, a Directors lounge, kitchen, and call center for telephone switchboard and ITM operators.  Most of the existing space will continue to be occupied by the Executive Management Team, compliance, SBA and Commercial Loan analysts and loan support.  Additional space that can be developed after January 1, 2018 is being held in anticipation of incorporating an insurance agency into the Bank’s offerings.

White Hall

The Bank just opened a new banking facility in White Hall, Arkansas at 7739 Sheridan Road.  The 4,800 square foot branch facility costing $3.6 million, expands our presence in the Jefferson County market. The building is a modern, steel and glass structure that has state of the art features such as an Interactive Teller Machine.

Cave City

The Bank leases a 1,600 square foot building for $1,000 per month, which includes utilities in 1,200 square feet of the space.  The office is located at 416 North Main Street, Suite J, Cave City, Arkansas 72521.  The building consists of two offices and large usable space for partitioning.  It is not a full service branch, but could be transitioned to one, if needed, in the future.  Presently, it is a loan production office housing a loan officer and a credit analyst.  It is also used for workers who live closer to Cave City than Mountain View during inclement weather days.  Further, the space is used for temporary office space for one of the Bank’s farm techs who performs farm inspections for construction draws or annual inspections of farming operations.

Harrison

On June 30, 2015, the Bank purchased from an unrelated third party a 2.95 acre tract of land on US Highway 412/Highway 62/65 North in Harrison, Arkansas for expansion in Boone County.  The purchase price for the property was $1,017,500. Construction is currently underway for an over 6,000 square feet branch on the property. The building will be a modern structure with a design language congruent with the White Hall branch. The new branch will contain a dedicated space for our loan processing team which will support the lending operations at all branches.  As of this date, all site preparation work is completed and the slabs and footings for the main building and pavilion have been poured.

Currently, we lease offices at 1309 US Highway 62/65, Harrison, Arkansas.  We have 2,400 square foot lease for $10.00 per square foot annually. The space acts as a full-service branch, allowing the Bank to gain a presence in the market prior to the launch of the new branch.  Additionally, our centralized loan operations center is housed in the leased space.

Our management believes that the Bank has adequate insurance on its properties.

Regulation and Supervision

The financial services business is highly regulated, primarily to protect depositors and maintain the integrity of national payment systems.  The following is a summary of several statutes and regulations that apply to the Company and the Bank.  This summary is not intended to be a complete list of all of the statutes and regulations that apply.  In addition, these statutes and regulations may change in the future and the effect of these changes on the Company’s operations cannot be predicted.

Bank Holding Company Regulation.  We are registered as a financial holding company with and subject to regulation by the Board of Governors of the Federal Reserve System (the "Board" or the “Federal Reserve”) under the Bank Holding Company Act of 1956, as amended (“BHC Act”).  We elected to become a financial holding company and our application was approved by the Board on July 27, 2017.  For a bank holding company to be eligible to become a financial holding company, all of the holding company’s depository institution subsidiaries must be well-capitalized and well-managed and have satisfactory or better ratings under the Community Reinvestment Act.  As a result of our status as a registered financial holding company, we are required to act as a source of financial strength to our subsidiary bank and to commit resources to support the Bank in circumstances where we might not otherwise do so.

Under the BHC Act, we are subject to periodic examination by the Board.  We are also required to file with the Board periodic reports of our operations and such additional information regarding us and our subsidiaries as the Federal Reserve may require.  In addition, pursuant to the provisions of the BHC Act, we are required to obtain the prior approval of the Board for any acquisition by us of all or substantially all of the assets of any bank, any acquisition by us of more than 5% of the voting shares of any other bank or bank holding company, or any merger or consolidation with any other bank holding company.

Certain of the restrictions applicable to bank holding companies were affected by the Gramm-Leach-Bliley Act (“GLBA”), which became effective March 11, 2000.  GLBA eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial service providers, and permitted bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature.  GLBA defines “financial in nature” to include securities underwriting, dealing and market making, sponsoring mutual funds and investment companies, insurance underwriting and agency, and merchant banking activities that the Federal Reserve has determined to be closely related to banking.  No regulatory approval is generally required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Board.    In addition, the GLBA authorized the Board in consultation with the Secretary of the Treasury, to determine that additional activities are financial in nature or incidental to a financial activity and thus permissible for financial holding companies.  Moreover, the BHC Act permits financial holding companies to engage, to a limited extent, in a nonfinancial activity if the Board determines that the activity is complementary to a financial activity and does not pose a substantial risk to depository institutions or the financial system generally.

Federal Deposit Insurance Corporation (“FDIC”).  The Bank is regulated by and under the jurisdiction of the Arkansas State Bank Department.  Its deposit accounts are insured by the Deposit Insurance Fund of the FDIC.  The Dodd-Frank Act permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per deposit.  The Bank is subject to insurance assessments by the FDIC.

The FDIC imposes a risk-based deposit premium assessment system, which was amended pursuant to the Federal Deposit Insurance Reform Act of 2005.  Under this system, the assessment rates for an insured depository institution vary according to the level of risk incurred in its activities.  To arrive at an assessment rate for a banking institution, the FDIC places it in one of four risk categories determined by reference to its capital levels and supervisory ratings.  In addition, in the case of those institutions in the lowest risk category, the FDIC further determines its assessment rate based on certain specified financial ratios or, if applicable, its long-term debt ratings.

Dodd-Frank Act.  On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 was signed into law.  The Dodd-Frank Act imposes restrictions and an expanded framework of regulatory oversight for financial institutions, including depository institutions.  Because the Dodd-Frank Act requires various federal agencies to adopt a broad range of regulations with significant discretion, many of which have not yet been finalized, the full impact that the Dodd-Frank Act will have on us is not known at this time.

The Dodd-Frank Act represents a comprehensive overhaul of regulation of the financial services industry in the United States.  It included a number of reform provisions that have significantly impacted the ways in which banks and bank holding companies do business.  For example, in addition to increasing the maximum deposit insurance per depositor to $250,000, the Dodd-Frank Act changed the assessment base for federal deposit insurance premiums by modifying the deposit insurance assessment base calculation to be based on a depository institution’s consolidated assets less tangible capital instead of deposits.  The Act also repealed the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.  The Dodd-Frank Act established the Consumer Financial Protection Bureau (“CFPB”) that was empowered to promulgate new consumer protection regulations and revise existing regulations in many areas of consumer protection; enhanced the regulation of financial markets, including the derivatives and securitization markets; reformed the regulation of credit rating agencies; eliminated certain trading activities by banks; and established new disclosure and other requirements relating to executive compensation and corporate governance.  Under the Act, national and state banks are now able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state.  Arkansas law permits a state bank to establish a branch of the bank anywhere in the state.  Accordingly, as a result of the Dodd-Frank Act, a bank with its headquarters outside the State of Arkansas may establish branches anywhere within Arkansas.

While certain provisions of the Dodd-Frank Act still remain to be implemented, the Act has already resulted in increased compliance costs, increased capital requirements, and greater restrictions on our operations.

Dividends.  There are state law limitations on the payment of dividends by a bank. The Bank is subject to Arkansas banking laws and may not declare a dividend of 75% or more of its net profits after all taxes for the current year plus 75% of the retained net profits for the immediately preceding year without the approval of the Arkansas State Bank Commissioner. Its payment of dividends may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory requirements. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the FDIC Improvement Act, a bank may not pay any dividend if payment would result in the bank becoming undercapitalized. There can be no assurance that the Bank will be able to pay dividends in the future under applicable regulatory limitations.

OCC Consent Order.  While the Bank was a national bank, the Office of the Comptroller of the Currency (“OCC”) conducted an examination of the Bank in March 2010 and made findings in its examination report that the Bank was operating in an unsafe or unsound manner.  In order to address deficiencies found in the report, the Bank entered a Consent Order with the OCC dated August 24, 2010.  The Consent Order required the Bank to take certain corrective measures within specific time periods and provide periodic reports to the OCC.  Bank management believes that all deficiencies cited by the OCC have been addressed and corrected. The Consent Order was withdrawn by the OCC on April 14, 2015.  Beginning August 5, 2015, the Arkansas State Bank Department became the Bank’s principal regulator.

Bank Secrecy Act; Patriot Act.  Under the Bank Secrecy Act (“BSA”), a financial institution is required to have systems in place to detect certain transactions based on the size and nature of the transaction.  Financial institutions are generally required to report cash transactions involving more than $10,000 to the United States Treasury.  In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and which the financial institution knows, suspects, or has reason to suspect involve illegal funds, is designed to evade the requirements of the BSA, or has no lawful purpose.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “Patriot Act”) was enacted in October 2001 in response to the September 11, 2001 terrorist attacks.  The Patriot Act contains prohibitions against specified financial transactions and account relationships, as well as enhanced due diligence standards intended to prevent the use of the United States financial system for money laundering and terrorist financing activities.  The Patriot Act requires banks and other depository institutions, brokers, dealers and certain other businesses involved in the transfer of money to establish antimoney laundering programs, including employee training and independent audit requirements meeting minimum standards specified by the Act, to follow standards for customer identification and maintenance of customer identification records, and to compare customer lists against lists of suspected terrorists, terrorist organizations, and money launderers.  The Patriot Act and its underlying regulations also permit information sharing for counter-terrorism purposes between federal law enforcement agencies and financial institutions, as well as among financial institutions, subject to certain conditions.

Privacy.  In addition to expanding the activities in which banks and bank holding companies may engage, the Gramm-Leach-Bliley Act (“GLBA”) which became effective March 11, 2000, also imposed new requirements on financial institutions with respect to customer privacy.  GLBA generally prohibits disclosure of customer information to non-affiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure.  Financial institutions are further required to disclose their privacy policies to customers annually.

Consumer Laws and Regulations.  In addition to the laws and regulations described above, banks are also subject to many consumer laws and regulations that are designed to protect consumers in transactions with banks.  After the passage of the Dodd-Frank Act and the creation of the Consumer Financial Protection Board (“CFPB”), the CFPB assumed the responsibility for the development and enforcement of certain federal consumer laws and regulations.  Among the more prominent of such laws and regulations are the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Community Reinvestment Act, the Equal Credit Opportunity Act, the Fair Housing Act, and the Real Estate Settlement Procedures Act.  We must comply with the applicable provisions of these consumer protection laws and regulations as part of our ongoing business with our customers.

Competition

We face strong competition from numerous existing Arkansas and out-of-state banking companies and thrift institutions that have been in business for many years and have established customer bases. Competition also comes from other businesses which provide financial services, including Farm Credit, consumer loan companies, credit unions, mortgage brokers, insurance companies, securities brokerage firms, internet banks and private lenders. With the adoption and implementation of the Gramm-Leach Bliley Financial Modernization Act of 1999, insurance companies, securities firms and other financial service providers are permitted to acquire or form financial institutions, thereby further contributing to competition within the financial industry. Most of these competitors have a much larger branch network than we have. They have the advantages of established market presence, customer base, and name recognition. While our strategy is to attract customers by providing personalized products and services and making use of the business and personal ties of our Board members, shareholders and management, there can be no assurance that we will be able to operate profitably.

We operate in Boone, Jefferson, Pulaski, and Stone Counties in Arkansas.  Each market has between five and ten banks competing for market share.  In Stone County, we hold the number two position, having been in that market for over eight years.  We entered Boone and Pulaski Counties within the past two years.  We added a new facility in Jefferson County in April 2017.  We are building a new facility in Boone County that is scheduled to open in the third quarter of 2018.  We are now expanding our presence in Pulaski County in the first quarter of 2018.

Technology

The financial services industry is undergoing rapid technological changes with the frequent introduction of new products and services.  In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs.  Our future success will depend upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Our Board of Directors and management recognize the need to include IT consideration in our overall planning process in order to ensure the effective delivery of services, the efficient operation of the Bank, and the security of customer information.  IT strategic planning helps ensure that technology plans are aligned with our overall strategic plans.  Effective planning should result in cost effective solutions, efficient delivery of IT services, and the ability to maintain our competitiveness.

Key components of the bank’s technology services are data and item processing, end-user support, local and wide area network configuration, monitoring, and support, and data communications.  We use Smiley Technologies Inc. (STI) SIBanking platform in a service bureau environment for our core data and item processing, check imaging, loan/deposit document imaging, and check clearing.   We have outsourced payroll administration and processing, cafeteria plan and workers’ compensation insurance to Automatic Data Processing, Inc.  (ADP).   Employee expense reporting is accomplished using the Certify software program and application.  We have contracted with network support vendor Kalmer Solutions LLC of Jonesboro, Arkansas to manage and maintain our help desk, network administration, network and device monitoring/alerting/reporting, network devices, Wireless Local Area Networks (WLANs), Wide Area Networks (WANs) and Local Area Networks (LANs).   Key software packages include our Microsoft Office 365 software agreement that provides office and electronic mail automation while maintaining software compliance and the Sageworks software platform that provides Allowance for Loan and Lease Losses computations and loan processing workflow.  Telecommunications for connecting the local area networks is made possible through a combination of high speed fiber optic and MPLS data circuits provided by several vendors including ACC business, ATT, and Yelcot.  Internet Connectivity is provided through vendors ATT, Indco, and Comcast.   We also use Wolters Kluwer’s Compliance One platform an integrated software package that aids the Bank in managing loan documentation and transactions.  This product, along with STI’s services, integrates all major areas of the Bank, including lending, deposit, mortgage, IRA and administration.

We have contracted with electronic card services vendors Shazam and CardAtOnce to provide electronic services for debit card issuance, services, and updates.   EMV has been implemented on all Bank card services.  Additionally, these service agreements allow each full-service banking location the capability to issue instant issue debit cards or support remote customer requests.

The Bank currently has deployed two Interactive Teller Machines at the Mountain View and White Hall locations respectively.  ITMs provide the Bank the ability to provide traditional automated teller functions such as withdrawals, deposits, and inquiries, while providing customers the opportunity to interact with a Bank employee face to face.  This provides additional service avenues for the customer and allows us to support multiple ITMs from a centralized location over a wide variety of service hours.  Service and support for the ITMs is through Federal Protection of Springfield, MO.   Future plans will incorporate ITMs at every location and we may also use these devices to supplement banking services in our market areas.

The Bank offers a full complement of consumer and commercial account electronic banking services.  Internet banking services include web and smartphone application account services including account access, transfers, mobile deposit, and bill pay services.  Commercial services include online access, remote check capture and deposit, and a full suite of Automated Clearinghouse (ACH) services including corporate debits, credits, and payroll.  Online services are outsourced to a combination of STI and Jack Henry Associates Profit Stars division.

Additionally, we maintain an active social media program that includes frequent postings and updates on our web and Facebook pages as well as other portals such as Instagram and Snapchat.

The successful operations of the Bank rely upon the balancing of employee/customer convenience and access with the secure processing, storage, and transmission of confidential data.   This data traverses an increasingly large number of external devices, computer systems, and internal/external networks.  A breach in the security of our information systems could result in the failure or disruption of online services, investments, deposits, loan servicing, and many other systems.  The security of these systems could be threatened by a variety of interruptions or information security breaches including those caused by system failures, hackers, cyber-attacks, electronic fraudulent activity, insider threats, or attempted theft of financial assets.  While we maintain a complex system of layered internal controls to mitigate such occurrences and we also maintain insurance coverage for certain risks, these threats continue to become more sophisticated and persistent.   We have established a complex mix of layered controls that begin with perimeter firewalls, extend to multiple internal security appliances to monitor electronic mail, internet traffic, data entering/egressing the network, and finish with end user protections that include monitoring, multifactor authentication, antivirus/antispam software, and end-user training.  Information security practices for critical vendors is managed through an ongoing vendor management program that includes regular reviews and communications.

Proposed Activities

The Bank plans to continue to build out its presence in the Harrison and Little Rock, Arkansas markets.  We plan to open the new Harrison full service branch in mid-2018.  The Bank is also planning the build out of the Little Rock banking center.  Once complete the Little Rock banking center will have over 17,000 square feet and an ITM.  Additionally, the Bank will be looking at possibly developing an insurance business out of the Little Rock, Arkansas office.

Litigation and Claims

On May 3, 2017, James Barnes, a former shareholder and chairman of the board of Ozark Heritage Bank, N.A., filed a lawsuit against Stone Bank, Marnie Oldner, CEO and a director of the Bank and a director of the Company, J.T. Compton, a director of the Company and the Bank, Kevin Compton, a director of the Company and the Bank, Nick Roach, President and a director of the Bank, and David Dunlap, a former director of the Bank in the Pulaski County Circuit Court relating to the sale by Mr. Barnes of stock in Ozark Heritage Bank, N.A. to J.T. Compton.  The lawsuit alleges claims under the Arkansas Deceptive Trade Practices Act, the Arkansas Securities Act, for breach of fiduciary duty, deceit, theft by deception and conspiracy and seeks damages totaling $4.1 million.  The lawsuit is in the early stages and the defendants have motions to dismiss pending in the case.  The defendants do not believe there is any merit to the lawsuit and are defending the case vigorously.

The Bank is involved in various legal proceedings including claims against the Bank on an ongoing basis as a result of our day-to-day operations.  The proceedings typically involve foreclosure actions, collection efforts, garnishment proceedings, contractual disputes and the like.  In the opinion of our management, no other litigation is pending or threatened in which we face any material potential loss or exposure to material liability based on current information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are a financial holding company organized in November 2015 and our primary business is commercial banking conducted through our wholly-owned Arkansas state chartered bank subsidiary – Stone Bank (the Bank).  Our only material activities or holdings are the Bank. Due to the lack of historical data for the Company and the immateriality of the unconsolidated operations, the following management’s discussion and analysis (MD&A) is presented at the Bank level. A section at the end presents consolidated financials and discusses the immaterial variances that make up any differences in conditions and operations between the Bank and the Company.

The following is a discussion of the Bank’s financial condition and results of operations for fiscal years ended December 31, 2016 and 2015. Financials for six months ended June 30, 2017 are also included for more timely data. Financials for six months ended June 30, 2016 have been presented to add comparability to the stub period financials for 2017. The purpose of this MD&A is to provide more in-depth information than could be gathered from simply examining the financials.

Analysis of Results of Operations

Selected Financial Data
	For the 6 Months Ended June 30*		For the Year Ended December 31
	2017	2016	2016	2015
Return on average assets	0.81%	1.60%	1.84%	2.25%
Return on average equity	7.67%	10.79%	13.68%	16.52%
Dividend payout ratio	38.15%	N/A**	N/A**	3.09%
Avg. equity to avg. assets ratio	10.59%	14.82%	13.43%	13.65%

* Return on average assets, return on average equity, and dividend payout ratio reflect annualized income.
** No dividends were paid in 2016.

Return on average assets declined from 2.25% in 2015 to 1.84% in 2016 due to 47% growth in assets. Even though net income year over year grew nearly 10%, the relative asset growth rate caused a reduced return on average assets. Annualized return on average assets went from 1.60% for the period ended June 30, 2016 to 0.81% in 2017 due to a 59% increase in assets and a 17% decline in net income. The decline in net income was a result of increased loan loss provision driven by loan growth and increased overhead associated with expansion into new markets and business sectors. The Bank maintained a well-capitalized equity to assets ratio of over 10% for all periods analyzed and has achieved a return on average equity of over 7.5% on an annualized basis for all periods. The decline in the rate of return on equity is primarily due to increased capital since 2015.

Net Interest Income

2016 compared to 2015

Net interest income for 2016 increased 25% to $5.5 million compared to $4.4 million in 2015. The higher net interest income was largely due to a 39% increase in interest earning assets from 2015 to 2016. Net interest margin decreased 54 bps to 5.02% for 2016 compared to 5.56% for 2015.The decline in net interest margin was due to a 60 basis point (“bps”) decrease in yield for interest earning assets which was marginally offset by a 2 bps decrease in funding cost.

The decrease in yield on interest earning assets was mainly attributable to the loan portfolio. Loan yields on taxable loans decreased from 7.34% in 2015 to 6.62% in 2016. The unusually low interest rate environment put stress on yields market wide. Also, the Bank shifted focus from primarily rural markets toward the more urban Harrison and Little Rock, Arkansas areas. Competitive factors and the desire to gain market share in these new regions forced down yields. However, this decrease in yield was accompanied with a lower assumption of risk as the portfolio became diversified.

Rates on the Bank’s interest-bearing liabilities decreased 2 bps in 2016 when compared to 2015. Many of the higher cost older CDs matured which decreased the overall rate on time deposits by 5 bps. Since time deposits were the Bank’s largest funding source, the replacement of those high-rate CDs with deposits more in line with the low interest rate environment of the period reduced overall liability costs. Also, in 2015 higher cost time deposits made up 86% of interest bearing deposits, but by 2016 these relatively expensive time deposits only made up 84% of the Bank’s interest-bearing deposits. This shift towards a more cost-efficient mix also contributed to the decreased rate on interest bearing liabilities.

For the Six Months Ended June 30, 2017

Net interest income for the first six months of 2017 was $3.4 million, a 35% increase over the same period in 2016. The increase was due solely to increases in loans. Loan yields in the first six months of 2017 decreased 58 bps from fiscal year 2016. Deposit costs increased 16 bps from fiscal year 2016. This caused the net interest margin to decrease 78 bps from fiscal year 2016.

Regarding interest earnings assets, many of the same trends discussed above continued into 2017. Aggressive growth in Harrison and the urban Little Rock market put further negative pressure on loan yields. Deposit costs increased largely because of the rising rate environment. Due to competitive factors, market yields on loans did not adjust upward as quickly as deposits costs did.

The Bank’s rapid loan growth was funded primarily by deposit growth. Competitive rate CDs and money market accounts were met with positive response and allowed the Bank to continue deposit growth, but drove up costs. Overall, the decrease in net interest margin was due to aggressive growth, a larger urban portfolio, and an increasing cost funding environment that was not accompanied by a similar increase in market loan yields.

The following table provides certain information relating to net interest income. The yields and rates are derived by dividing the income or expense by the average balance of the associated balance sheet item. June 30 rates are derived by annualizing the year-to-date numbers. The rates/yields are annualized based on the number of actual days. The average balances are accounted for on a daily average basis. Investments are accounted for on a mark-to-market basis. Yields include any amortizations of premiums or accretion of discounts. Tax exempt securities have not been converted to a tax equivalent basis.

Average Consolidated Balance Sheets and Net Interest Analysis (in thousands)
	For the 6 Months Ended June 30						For the Year Ended December 31
	2017			2016			2016			2015
	Average Balance	Income/ Expense	Annualized Yield/Rate	Average Balance	Income/ Expense	Annualized Yield/Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
ASSETS
Interest earning assets:
Federal funds sold	$5,318	$10	0.39%	$3,692	$7	0.37%	3,603	$11	0.30%	1,436	$3	0.22%
Investment securities:
Taxable	6,761	93	2.77	6,982	75	2.15	6,361	137	2.15	7,355	170	2.31
Tax-exempt	2,506	33	2.69	484	9	3.82	822	26	3.11	513	19	3.73
Loans and Leases:
Taxable	144,613	4,238	5.91	85,124	2,902	6.86	99,246	6,567	6.62	70,020	5,138	7.34
Tax-exempt	253	4	3.29	-	-	-	70	2	3.20	-	-	-
Total earning assets	159,450	4,379	5.54	96,283	2,993	6.25	110,101	6,743	6.12	79,324	5,330	6.72
Non-interest earning assets	17,959			12,637			13,391			12,376
Total assets	$177,409			$108,920			$123,492			$91,700
LIABILITIES AND STOCKHOLDER'S EQUITY
Interest bearing liabilities:
Deposits:
Interest bearing demand deposits	$6,475	13	0.41	$6,154	11	0.36	$5,646	20	0.35	$5,702	21	0.36
Savings and money market	19,308	83	0.87	5,505	10	0.36	7,130	40	0.56	3,997	14	0.35
Time deposits	106,774	827	1.56	60,011	403	1.35	68,719	963	1.40	58,468	846	1.45
Total interest bearing deposits	132,557	923	1.40	71,670	424	1.19	81,495	1,022	1.25	68,167	880	1.29
Other Borrowings	14,819	101	1.37	13,068	86	1.32	16,636	197	1.18	4,775	38	0.79
Total interest bearing liabilities	147,376	1,024	1.40	84,738	510	1.21	98,131	1,220	1.24	72,942	918	1.26
Non-interest bearing liabilities
Non interest bearing deposits	10,481			7,526			7,990			5,893
Other non interest bearing liabilities	765			515			781			347
Total liabilities	158,622			92,779			106,902			79,183
Stockholder's Equity	18,787			16,141			16,590			12,517
Total liabilities and stockholder's equity	$177,409			$108,920			$123,492			$91,700
Net interest income		$3,354			$2,483			$5,523			$4,412
Net interest margin			4.24%			5.19%			5.02%			5.56%

The following table reflects how changes in the volume of interest earning assets and interest-bearing liabilities and changes in interest rates have affected interest income. Information in each category of asset or liability is provided with respect to the change attributable to changes in volume (change in volume multiplied by prior yield/rate); changes in yield/rate (changes in yield/rate multiplied by prior volume); and changes in both yield/rate and volume (changes in yield/rate multiplied by changes in volume). The changes due to the combined impact of both yield and rate have been allocated to changes due to volume.

Analysis of Changes in Net Interest Income
(in thousands)
	2016 over 2015			2015 over 2014
	Yield/			Yield/
	Volume	Rate	Total	Volume	Rate	Total
Increase (decrease) in:
Interest income
Federal funds sold	$6	$1	$8	($1)	($1)	($2)
Investment securities:
Taxable	(21)	(11)	(33)	(18)	4	(14)
Tax-exempt	10	(3)	6	1	1	2
Loans, net of unearned income	1,938	(506)	1,432	695	3	698
Total interest income	1,933	(520)	1,413	677	7	683

Interest expense:
Interest bearing deposits
Interest bearing checking	(0)	(1)	(1)	(1)	(1)	(2)
Savings & money market	17	8	26	5	1	7
Time deposits	144	(26)	117	40	(22)	18
Other Borrowings	141	19	159	34	3	37
Total interest expense	301	0	302	78	(18)	60

Increase (decrease) in net interest income	$1,631	($520)	$1,111	$599	$25	$623

ANALYSIS OF FINANCIAL CONDITION

Loan Portfolio

At June 30, 2017, the Bank’s loan portfolio was $164.0 million, a 33% increase from year end 2016. The June 30, 2017 balance was a 75% increase from the $93.7 million balance one year earlier. As of June 30, 2017, loans secured by real estate made up 74% of the loan portfolio. This was an increase from 69% secured by real estate as of June 30, 2016.

Loan Portfolio by Loan Type
(in thousands)
	June 30		December 31
	2017	2016	2016	2015

Construction, land development, and other land loans	$11,260	$13,587	$6,229	$9,809
Secured by farmland	64,924	27,189	47,542	19,880
Secured by 1-4 family residential properties	19,152	16,456	16,154	18,110
Secured by multifamily residential properties	1,873	-	1,744	543
Secured by non farm non residential properties	24,549	6,953	14,218	499
Agricultural production	13,669	12,640	10,458	11,221
Commercial and industrial loans	20,443	9,005	18,860	13,041
Consumer and other	8,136	7,832	8,398	1,554
Total	$164,006	$93,662	$123,603	$74,657

The following table reflects total loans grouped by remaining maturities at December 31, 2016 by type and by fixed or floating interest rates. This table is based on contractual maturities and does not reflect repricing dates.

Loan and Lease Maturities
As of December 31, 2016 (in thousands)
	1 Year or Less	Over 1 Through 5 Years	Over 5 Years	Total

Construction, land development, and other land loans	$2,465	$2,256	$1,508	$6,229
Secured by farmland	9,123	18,976	19,443	47,542
Secured by 1-4 family residential properties	4,558	10,592	1,004	16,154
Secured by multifamily residential properties	-	1,744	-	1,744
Secured by non-farm non residential properties	2,051	8,051	4,116	14,218
Agricultural production	3,373	4,065	3,020	10,458
Commercial and industrial loans	3,362	2,568	12,930	18,860
Consumer and other	1,919	4,782	1,697	8,398
Total	$26,851	$53,034	$43,718	$123,603

Fixed Rate	$26,606	$51,894	$23,822	$102,321
Floating Rate	244	1,142	19,895	21,282
Total	$26,850	$53,036	$43,717	$123,603

The following table presents information concerning nonaccrual loans, past dues, and troubled debt restructures (TDRs).

Non Performing Assets
(in thousands)
	June 30,		December 31,
	2017	2016	2016	2015

Nonaccrual loans	$2,701	$1,947	$2,383	$749
Accruing loans which are 90 or more days past due	$308	$2,489	$110	$502
Trouble debt restructuring loans	$677	$964	$1,235	$1,047

A summary of the Bank’s policy for placing loans on nonaccrual can be found in the summary of significant accounting policies as a note in the audited financial statements.

The table below discloses the amount of lost interest income that would have been earned if nonaccrual loans had earned interest throughout the period. The table also presents the amount of interest income that was recognized in this period from loans that were placed on nonaccrual.

Interest Income and Nonaccrual Loans
	(in thousands)
For the 6 Months Ended June 30, 2017
Interest income that would have been recorded in the period if the loans were accruing		Interest income reported in the period on loans that were put on nonaccrual from January 1, 2017 to June 30, 2017
$69		$18

Allowance and Provision for Loan and Lease Losses

The allowance for loan and lease losses (ALLL) was $2.2 million at June 30, 2017 compared to $1.7 million at December 31, 2016. While management believes that the current ALLL is appropriate for the portfolio, changes in economic conditions can alter the adequacy of the ALLL.

In the first six months of 2017, provision expenses for possible loan losses totaled $858 thousand. The criteria explaining the analysis of the ALLL and needed provisions is discussed in the summary of significant accounting policies disclosed as a note to the audited financial statements. Generally, management attempts to match loan growth with at least a 1.3% provision charged to operating expenses. Quarterly ALLL analyses are performed using loss ratios and qualitative factors to determine if an additional provision is needed.

The following is a summary of loans charged off net of recoveries or net charge offs for the periods indicated.

Analysis of Allowance for Loan and Lease Losses (ALLL)
(in thousands)

	For the 6 Months Ended		For the Year Ended
	June 30, 2017	June 30, 2016	December 31, 2016	December 31, 2015

Balance at beginning of the period	$ 1,702	$ 1,265	$ 1,265	$ 1,220

Charge-offs:
Construction, land development, and other land loans	$0	$0	$0	($171)
Secured by farmland	(33)	-	-	-
Secured by 1-4 family residential properties	(18)	-	(257)	(150)
Secured by multifamily residential properties	-	-	-	-
Secured by non-farm nonresidential properties	-	-	-	(132)
Agricultural production	(273)	-	(317)	-
Commercial and industrial loans	-	(1)	(36)	(120)
Consumer and other	(48)	(43)	(34)	(98)
	(372)	(44)	(644)	(671)

Recoveries:
Construction, land development, and other land loans	-	-	2	16
Secured by farmland	4	-	-	-
Secured by 1-4 family residential properties	-	-	1	71
Secured by multifamily residential properties	-	-	-	-
Secured by non-farm nonresidential properties	4	-	-	1
Agricultural production	16	-	53	-
Commercial and industrial loans	2	1	56	53
Consumer and other	10	18	24	1
	36	19	136	142

Net Charge-Offs	(336)	(25)	(508)	(529)
Additions to ALLL	858	230	945	574
Balance at end of period	$2,224	$1,470	$1,702	$1,265
Ratio of net charge-offs during the period to average loans outstanding during the period	0.23%	0.03%	0.51%	0.76%

The following table sets forth the amounts of the ALLL attributable to loan type as of the dates indicated. These amount allocations are based heavily on loss histories per pool as well as qualitative factors and individual impairment analysis on certain loans. While this table is not necessarily indicative of actual future losses, it reflects the areas where the Bank sees the potential for losses.

Allocation of Allowance for Loan and Lease Losses
(in thousands)
	June 30,				December 31,
	2017		2016		2016		2015
	Amount	% of Loans and Leases	Amount	% of Loans and Leases	Amount	% of Loans and Leases	Amount	% of Loans and Leases
Construction, land development, and other land loans	$199	7%	$188	15%	$124	5%	$54	13%
Secured by farmland	885	40	587	29	653	38	421	27
Secured by 1-4 family residential properties	295	12	233	18	283	13	340	24
Secured by multifamily residential properties	29	1	-	-	31	1	10	1
Secured by non-farm nonresidential properties	234	15	134	7	136	12	149	1
Agricultural production	413	8	153	13	273	9	163	15
Commercial and industrial	130	12	146	10	172	15	105	17
Consumer and other	39	5	29	8	30	7	23	2
Total	$2,224	100%	$1,470	100%	$1,702	100%	$1,265	100%

Investment Securities

At June 30, 2017, the investments securities portfolio was classified as available-for-sale. Therefore, investment securities are reported at estimated fair value with the unrealized gain and losses, net of tax, reported as a component of stockholder’s equity.

The following table presents the book value and the market value since they are accounted for as available-for-sale. The investment securities portfolio is categorized by two major groupings of securities – (1) mortgaged-backed and collateralized mortgage obligations, (2) and obligations of states and political subdivisions.

Investment Securities
(in thousands)
	Book Value
	June 30		December 31
	2017	2016	2016	2015
Mortgage-backed and collateralized mortgage obligations	$8,140	$6,683	$4,440	$7,138
Obligations of states and political subdivisions	2,577	404	2,451	521
	$10,717	$7,087	$6,891	$7,660

The following table reflects the expected maturity distribution of the investment securities, at estimated fair value, at June 30, 2017 and weighted average yields (tax-exempt securities are not reported on a tax equivalent basis). Maturities are reported as contractual maturities; actual maturities may differ.

Expected Maturity Distribution of Investment Securities
As of June 30, 2017 (in thousands)

	1 Year or Less	Over 1 Through 5 Years	Over 5 Through 10 years	Over 10 Years	Total

Obligations of states and political subdivisions	$0	$0	$176	$2,401	$2,577
Mortgage-backed and collateralized mortgage obligations	-	6,096	2,045	-	8,140
Total	$0	$6,096	$2,220	$2,401	$10,717

Percentage of total	0%	57%	21%	22%	100%
Cumulative percentage of total	0%	57%	78%	100%
Weighted-average yield	0%	2.37%	3.00%	2.51%	2.53%

Deposits

Asset growth is funded primarily by deposits. As of June 30, 2017, total deposits were $159.4 million, $149.3 million of which were interest bearing. Deposit growth continues to be a major initiative of the Bank as rapid asset growth places continuous stresses on funding.

The following table reflects the average balance and average rate paid for each deposit category shown for the years indicated.

Average Deposit Balances and Rates
(in thousands)
	For the 6 Months Ended June 30				For the Year Ended December 31
	2017		2016		2016		2015
	Average Balance	Annualized Yield/Rate	Average Balance	Annualized Yield/Rate	Average Balance	Yield/Rate	Average Balance	Yield/Rate
Non-interest bearing deposits	$10,481	0.00%	$7,526	0.00%	$7,990	0.00%	$5,893	0.00%
Interest bearing demand deposits	6,475	0.41	6,154	0.36	5,646	0.35	5,702	0.36
Savings and money market	19,308	0.87	5,505	0.36	7,130	0.56	3,997	0.35
Time deposits	106,774	1.56	60,011	1.35	68,719	1.40	58,468	1.45
	$143,038	1.30%	$79,196	1.08%	$89,485	1.14%	$74,060	1.19%

At June 30, 2017, the Bank had outstanding brokered deposits of $40.1 million. This is up from $16.3 million in the prior year and $25.7 million as of December 31, 2016.

The following table sets forth, by time remaining to maturity, time deposits of $100,000 and over as of June 30, 2017.

Maturity Distribution of Time Deposits of $100,000 and Over
(in thousands)
June 30, 2017
3 months or less	$6,555
Over 3 to 6 months	14,735
Over 6 to 12 months	6,314
Over 12 months	25,472
Total	$53,076

Short Term Borrowings

Federal Home Loan Bank Advances are used to fund the balance sheet where asset growth outpaces deposit growth. The following table provides information surrounding those advances for the periods stated.

Other Short Term Borrowings
(in thousands)
	As of June 30				As of December 31
	2017		2016		2016		2015
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
At period end
Federal Home Loan Bank borrowings	$19,700	1.39%	$16,116	1.21%	$20,200	1.15%	$11,000	1.33%

Average throughout period
Federal Home Loan Bank borrowings	$14,689	1.38%	$12,986	1.32%	$16,559	1.51%	$4,655	0.80%

Maximum amount outstanding at any month end during the period
Federal Home Loan Bank borrowings	$19,700	-	$20,166	-	$24,200	-	$11,000	-

Unconsolidated Financial Statements

The following are comparative unaudited unconsolidated financial statements for the Bank for the reported periods. The purpose of these schedules is to provide stub period information for June 30, 2017 and June 30, 2016 in a format that is comparable to historical performance and conditions. These schedules are not intended to replace the audited financials for fiscal years 2016 and 2015.  The December 31, 2016 and 2015 financials are presented in accordance with the numbers in the audited financials.

Stone Bank
Balance Sheets
(in thousands)
	(Unaudited) June 30		December 31
ASSETS	2017	2016	2016	2015
Cash and cash equivalents	$2,022	$1,153	$2,197	$785
Fed funds sold	7,190	13,284	5,719	2,729
Investment securities	10,717	7,087	6,891	7,660
Loans and leases	164,006	93,662	123,450	74,657
Allowance for loan and lease losses	(2,224)	(1,470)	(1,548)	(1,265)
Net loans and leases	161,782	92,192	121,902	73,391
Premises and equipment	8,185	4,566	6,688	4,383
Goodwill and intangibles	939	939	939	939
Accrued interest, prepaid, and other	5,835	4,716	4,100	10,209
Bank owned life insurance	1,735	1,462	1,486	1,437
Federal Home Loan Bank stock	1,118	775	1,005	392
Deferred tax	581	-	75	285
Foreclosed assets held for sale	1,026	618	1,112	1,096
Total assets	$201,130	$126,790	$152,113	$103,307

LIABILITIES AND STOCKHOLDER'S EQUITY
Deposits:
Non-interest bearing deposits	$10,101	$7,838	$9,122	$7,304
Interest bearing demand deposits	7,101	5,317	5,422	5,499
Savings and money market	22,203	5,572	14,647	4,833
Time deposits	119,948	74,579	83,559	58,699
Total deposits	159,352	93,307	112,750	76,336
Other borrowings	19,700	16,116	20,200	11,000
Other liabilities	1,341	885	1,479	426
Total liabilities	180,393	110,308	134,429	87,762
Stockholder's equity:
Common Stock	13	13	13	13
Additional paid in capital	15,678	13,121	13,121	12,821
Retained earnings	5,031	3,321	4,724	2,773
Accumulated other comprehensive income	(13)	26	(174)	(62)
Total stockholder's equity	20,710	16,482	17,684	15,545
Total liabilities and stockholder's equity	$201,103	$126,790	$152,113	$103,307

Stone Bank
Statements of Income
(in thousands)
	(Unaudited) For the 6 Months Ended June 30		For the Year Ended December 31
	2017	2016	2016	2015
Interest income
Loans	$4,242	$2,902	$6,570	$5,138
Investment securities
Taxable	93	75	137	170
Tax-exempt	33	9	26	19
Deposits with banks and federal funds sold	10	7	11	3
Total interest income	4,379	2,993	6,743	5,330
Interest expense
Deposits	923	424	1,022	880
Other borrowings	101	86	197	38
Total interest expense	1,024	510	1,220	918
Net interest income	3,354	2,483	5,523	4,412
Provision for loan and lease losses	858	230	945	574
Net interest income after provision for loan and lease losses	2,496	2,253	4,578	3,838
Non interest income
Gain on sale of loans	1,982	1,817	5,216	3,689
Other	319	212	437	439
Total non-interest income	2,301	2,029	5,653	4,128
Non-interest expense:
Compensation and related expenses	1,665	1,383	2,941	1,936
Occupancy	362	219	515	431
Other	1,640	1,275	3,101	2,265
Total non-interest expense	3,667	2,877	6,557	4,632
Income before taxes	1,130	1,404	3,675	3,335
Provision for income taxes	415	538	1,406	1,267
Net income	$715	$866	$2,269	$2,068

Consolidated Financial Statements

The following are comparative unaudited consolidated financial statements for the Company for the reported periods. The purpose of these schedules is to provide information for June 30, 2017 in a format that is comparable to prior periods. These are not intended to replace the audited financials for fiscal year 2016 included in this offering circular (Exhibit “A”).

Stone Bancshares, Inc.
Consolidated Balance Sheets
(in thousands)
	(Unaudited) June 30, 2017	December 31, 2016
ASSETS
Cash and due from banks	$2,022	$2,197
Investments and federal funds sold	17,908	12,610
Loans and leases	164,006	123,450
Allowance for loan and lease losses	(2,224)	(1,548)
Net loans	161,782	121,902
Premises and equipment	8,504	7,008
Goodwill and intangibles	939	939
Federal Home Loan Bank stock	1,118	1,005
Foreclosed assets held for sale	1,026	112
Other assets	8,166	6,777
Total assets	$201,465	$152,549

LIABILITIES AND STOCKHOLDER'S EQUITY
Total deposits	$158,267	$112,660
Total borrowings	22,700	20,600
Accrued interest	95	66
Other liabilities	1,123	1,477
Total liabilities	182,186	134,803
Stockholder's equity:
Common stock	14	14
Treasury stock	(50)	0
Additional paid in capital	17,267	16,042
Retained earnings	2,061	1,865
Unrealized gains/(losses)	(13)	(174)
Total equity	19,279	17,747
Total liabilities and equity	$201,465	$152,549

Stone Bancshares, Inc.
Consolidated Statements of Income
(in thousands)
	(Unaudited) For the 6 Months Ended June 30, 2017	For the Period Ended December 31, 2016
Interest income
Loans	$4,228	$5,520
Investment securities, federal funds sold, and interest bearing deposits	143	141
Total interest income	4,371	5,660
Interest expense
Deposits	923	860
Other borrowings	135	180
Total interest expense	1,058	1,040
Net interest income	3,313	4,620
Provision for loan and lease losses	858	895
Net interest income after provision for loan and lease losses	2,455	3,725
Non-interest income
Gain on sale of loans	1,982	4,877
Other	326	369
Total non-interest income	2,308	5,245
Non-interest expense
Compensation and related expenses	1,695	2,635
Occupancy	362	428
Other	1,757	2,827
Total non-interest expense	3,814	5,891
Income before taxes	949	3,080
Provision for income taxes	345	1,215
Net income	$603	$1,865

The Company acquired the Bank on March 9, 2016. Therefore, not all the Bank’s income for 2016 was recognized by the newly formed holding company. The only balance sheet items that the Company had other than the Bank as of June 30, 2017 was a land holding of $300 thousand, other miscellaneous assets of $186 thousand, and a loan that was used to inject capital into the Bank of $3 million. The only material source of income for the Company is the income of the Bank.  In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

MANAGEMENT

Name	Position	Age	Term of Office (Hire Date)
Marnie Oldner	CEO Stone Bank, Director Stone Bancshares and Director Stone Bank	65	July 2011
Nick Roach	President & Chief Lending Officer Stone Bank and Director Stone Bank	37	August 2010
Stephen Ragland	EVP & Chief Financial Officer	51	February 2016
Bruce Upton	EVP & Chief Technology Officer	57	August 2015
Kirby Williams	EVP & Chief Retail Officer	63	August 2015
Kevin Compton	President Stone Bancshares, Chairman of the Board Stone Bancshares and Director Stone Bank	58	June 2011
James T. Compton	Director Stone Bancshares and Chairman of the Board Stone Bank	80	March 2009
Ken Compton	Director Stone Bancshares	60	April 2017
Sonya Daniels	Director Stone Bancshares	55	March 2016
Charlie Daniels	Director Stone Bancshares	55	October 2017
Buddy Bolin	Director Stone Bank	80	March 2009
Roger Helms	Director Stone Bank	51	November 2015
Raymond Merrill	Director Stone Bank	52	December 2016
Ron Sims	Director Stone Bank	70	January 2011
Gladys M. Webb	Director Stone Bank	62	November 2009
Fred Williams	Director Stone Bank	78	November 2009

The members of the Company’s Board of Directors are Ken Compton, Charlie Daniels, Sonya Daniels, J.T. Compton, Kevin Compton and Marnie Oldner.

Ken Compton, age 60, Conway, Arkansas, graduated Harlingen High School in Harlingen, Texas, in 1975. Mr. Ken Compton attended the University of Central Arkansas. During college he worked for the Morrilton Democrat and the Log Cabin Democrat until fall of 1980 when he was named news editor for the Sentinel Record in Hot Springs, Arkansas. In 1981, he was named contributing editor for the Sentinel Record doing investigative, political and special project reporting. In 1983 he was named Managing Editor for the Camden News, winning General Excellence awards for the Arkansas Press Association and the Associated Press Managing Editors group. He also won several awards for editorial writing, columns, investigative and special project reporting. He was elected to the AP Managing Editors Board in 1985, serving as President in his final year. In 1989, he entered the family business, working in the operation and development of health care facilities. He now focuses on real estate management, sales, and development.

Charlie Daniels, age 55, Navarre, Florida, has been an entrepreneur in the technology field for nearly three decades. He is currently a co-founder in an active investment fund with current holdings in a variety of companies and various real estate projects in Missouri and Florida. Holding dual bachelor degrees in Accounting and Computer Information Systems from Missouri State University, Mr. Daniels has a diverse background in healthcare, technology, and business. He has held positions at management and executive levels, as well as operational leadership in the areas of business development, professional services and software development.

Sonya Daniels, age 55, Springfield, Missouri, is one of the founding members of the Bank and has served on the Banks Board of the Directors. Her primary experience includes ownership of long-term care facilities, software companies, real estate holdings, and banking investments. She holds a Master of Arts in Accounting and a Bachelor of Science in Business Administration. Mrs. Daniels has held certificates in Certified Public Accountancy and Long-Term Care Administration, both of which are currently inactive. Her roles in businesses owned include financial operations, business operations, mergers and acquisitions, and client relationships. She was born and raised in central Arkansas.

Kevin Compton, age 58, Little Rock, Arkansas, is a member of the Board of Directors of the Bank and the Company, where he serves as Chairman of the Board. Mr. Compton has been affiliated with several limited partnerships, limited liability companies, corporations and partnerships. Currently, he is a partner in JTK Investments in Morrilton, Arkansas. After graduating in 1977 from Morrilton High School, Mr. Compton attended the University of Central Arkansas, graduating in 1982 with a Bachelor of Arts degree. In 1992, he received an administrators license from the Arkansas Office of Long Term Care. The license expired in 1998. Mr. Compton has served as director of the Bank since June 2011 and the Company since its inception in November 2015.

James T. Compton, age 80, Mountain View, Arkansas, is a member of the Companys Board of Directors and the Banks Board of Directors where he serves as Chairman of the Board. Mr. Compton has previous bank board experience serving on the Board of Directors of First Community Bank of Fayetteville, Arkansas from 1988 to 2004. Mr. Compton is self-employed as a principal of several limited liability companies and partnerships in Central and Northwestern Arkansas, Oklahoma and Texas, including May Motor Company in Mountain View, JTK Investments Partnership, Frisco Health Investments, Compton Family Limited Partnership #1, #2,

#3, Compton Holdings, and Pinewood Cabins, LLC. He was born and raised in Mountain View and operated several health care businesses from 1988 to 1996. Mr. Compton graduated from Arkansas State Teachers College (now known as University of Central Arkansas) with a Bachelor of Science degree in education. He did postgraduate studies at Pan-American University in Edinburgh, Texas. Mr. Compton received his Certified Public Accountancy Certificate which is currently inactive. Mr. Compton is one of the founding members of the Bank and has served as a director since its beginning in 2009.

Margaret Marnie Oldner, age 65, Little Rock, Arkansas. Ms. Oldner is the CEO and a Director of the Bank and an EVP and a Director of the Company. She has been on staff with the Bank since July 1, 2011 serving as its CEO, CFO, and President during that time. Ms. Oldner worked with many banks inside and outside of Arkansas while a Managing Principal at DD&F Consulting Group, Little Rock, Arkansas, for 7 years. Prior to joining DD&F, Ms. Oldner had 16 years of experience in banking including serving as Chief Financial Officer for a $1.4 billion bank holding company and its 5 subsidiary banks. Before her direct involvement in the banking industry, Ms. Oldner was a certified public accountant for Coopers & Lybrand (now PriceWaterhouseCoopers), in Newport Beach, California. She is a graduate of California State University in Fullerton, California, where she majored in business and accounting.

The members of the Banks Board of Directors are Buddy Bolin, J. T. Compton, Kevin Compton, Roger Helms, Raymond Merrill, Margaret (Marnie) Oldner, Ron Sims, Gladys Raney Webb and Fred Williams. The executive officers of the Bank are Marnie Oldner, Nick Roach, Stephen Ragland, Bruce Upton and Kirby Williams.

Buddy Bolin, age 80, Mountain View, Arkansas, is a member of the Banks Board of Directors. He is the retired owner and manager of a retail building material business and is presently active as a general contractor for building construction. He has been a resident of Mountain View for 57 years and is involved in the community through several organizations. Mr. Bolin is a member of the Chamber of Commerce where he also served two terms as President and is a member of the Church of Christ where he has served as an elder for 28 years. Mr. Bolin has served as a director since inception in 2009.

Roger Helms, age 51, of Smithville, Arkansas, is a veterinarian and co-owner of Gateway Animal Clinic in Walnut Ridge, Arkansas.  He has been practicing veterinary medicine since 1995.  He loves raising cattle and Boer goats on the family farm where he lives with his wife and two children.  He previously served for 17 years on the local school board and currently is very active in his church where he teaches Sunday school and leads the music.  In addition, he is on the local fire improvement board and serves as secretary for the local cemetery board.

Raymond Merrill, age 52, resides in Sallisaw, OK where he has three children. He sits on multiple boards in the community including Sallisaw Improvement Corp and Airport Commission. He is the owner of Merrill Bonding Company that he established in 1989 as a sole proprietorship and that now serves twenty-six counties in Oklahoma. Mr. Merrill began Merrill Self Storage in 1994 and is the managing partner. He also owns Multi-Family properties, including Wobbe Lane Apartments in Springdale, Arkansas; Commercial Strip centers in Fayetteville, Springdale, and

Berryville, Arkansas; and, an Abstract and Title business that serves the states of Oklahoma and Arkansas.

Nick Roach, age 37, Mountain View, Arkansas. Mr. Roach has been on staff of the Bank since August 2010 and serves as a Director and President and Chief Lending Officer. Prior to joining the Bank, Mr. Roach had over 10 years of banking experience including customer service, credit analysis, and lending. Mr. Roach holds a Bachelor of Science degree from Arkansas Tech University in Economics and Finance. Mr. Roach graduated in 2017 from the Southwestern Graduate School of Banking at Southern Methodist University in Dallas, Texas. Mr. Roach served as the President of the Stone County Chamber of Commerce for two years, during his four-year tenure with the organization. He is a former board member of the Arkansas Foodbank, along with several other non-profit organizations.

Ron Sims, age 70, Mountain View, Arkansas, is a member of the Board of Directors and a Vice President of the Bank. Mr. Sims has approximately 39 years of experience in the banking industry. He was employed by Cross County Bank as Vice President & Branch Manager from 1973 1984; First South Savings & Loan Association 1984-1987; Bank of Mountain View, President & CEO from 1988 2006; First Security Bank as Vice President/Loan Officer from 2006-2010; and Ozark Heritage Bank, President & CEO from 2010 to June 30, 2012. Mr. Sims, although retired in 2012, still maintains his involvement on the boards of the Pleasant Grove Water Association, Iron Mountain Volunteer Fire Department, and the Bank.

Gladys M. Webb, age 62, North Little Rock, Arkansas, is a member of the Board of Directors. Mrs. Webb is a licensed Auctioneer and Real Estate Broker. Since 2001, Mrs. Webb has represented Wilson Real Estate Auctioneers, Inc. in Hot Springs, Arkansas as an auctioneer and real estate broker. Her real estate auction experience encompasses the sale of working farms, lake front properties, condominiums, residential homes, mansions, trophy hunting lodges, RV parks, motels and commercial buildings. Mrs. Webb attended Metropolitan Technical School in Little Rock, The University of Arkansas at Little Rock and Arkansas Tech University at Russellville. She is a 1998 graduate of Missouri Auction School and a 2006 graduate of Indiana University's Certified Auctioneers Institute. Her professional work experience also includes employment as a licensed real estate title abstractor, marketing agent for a heavy equipment auction firm, owner of an automotive parts recycling business and owner of an automotive freight transit company. She is a board member of the City of North Little Rock Building and Housing Board of Adjustment, a past president of the Arkansas Automotive Dismantlers and Recyclers Association. Mrs. Webb has served the Bank as a director since November 2009.

Fred Williams, age 78, Dumas, Arkansas, is a member of the Banks Board of Directors. He has been the President and General Manager of Dumas Motor Company, Inc. from 1975 to present. The company sells new and used trucks and trailers. After graduating from Dumas High School in 1956, Mr. Williams attended Arkansas A&M College in College Heights, Arkansas, and graduated in 1960 with a Bachelor of Science degree in Forestry. Over the years, Mr. Williams has been affiliated with Dumas Motor Company (sells trucks & trailers), Dumas Leasing, Inc. (finances leases of trucks and trailers), Dumas Motor Freight (freight hauling) and Dumas Logistics (brokers freight), all located at 500 Hwy 65 N., Dumas, Arkansas. Mr. Williams owns 100% of each business and is also the President and General Manager of each. He has been involved and recognized for his leadership in many civic and business organizations during his career. He is a veteran of the Arkansas National Guard, serving for 17 years. He held many command positions and also taught at the Arkansas Military Academys Officers Candidate School for several years. He is a past recipient of the Distinguished Alumnus Award from the University of Arkansas at Monticello. Mr. Williams has served as a director of the Bank since November 2009.

Stephen Ragland, age 51, Little Rock, Arkansas. Mr. Ragland is an EVP and the CFO of the Bank and the CFO of the Company. He has been on staff with the Bank since February 15, 2016. From 2000 to 2016 Mr. Ragland served as a member of the financial leadership team of Acxiom Corporation, a publicly-traded software development and data management company. He focused on financial analysis, budget and planning. Prior to his work with Acxiom Corporation, Mr. Ragland had over five years of banking experience. Mr. Ragland is a C.P.A., C.G.M.A., and holds an M.B.A from University of Arkansas at Little Rock and a B.B.A. from the University of Central Arkansas. He is a former board member and treasurer of Big Brothers and Big Sisters of North Central Arkansas.

Bruce Upton, age 57, New Braunfels, Texas. Dr. Bruce Upton is the COO and Cybersecurity Officer for the Bank since he joined the Bank in August 2015. Dr. Upton has worked with many banks inside and outside of Arkansas as the founder and President of BLU3 Technologies, Jonesboro, Arkansas until he sold the company. Prior to founding BLU3, Dr. Upton worked as a Technology Officer, Operations Manager, and Loan Officer for an Arkansas community bank. Dr. Upton also served over 20 years in the United States Air Force. He is a graduate of the University of Arkansas Little Rock where he earned his PhD in Computer Science.

Kirby Williams, age 63, Little Rock, Arkansas. Mr. Williams is EVP, Chief Marketing and Retail Banking Officer of the Bank. He has been on staff with the Bank since August 1, 2015 and served in a consulting capacity for two years prior to that time. Before joining the Bank, Mr. Williams was President & Owner of Kirby & Company, a branding, marketing and public relations consulting firm based in Hot Springs, Arkansas. Among Mr. Williams consulting clients were some of Arkansas most recognizable financial services brands and an array of political and tourism-related companies. Mr. Williams previous banking positions include having served as EVP/Retail Banking and Operations, VP of Marketing, and Communications Manager. Mr. Williams attended the University of Central Arkansas and the University of Arkansas at Little Rock. He holds a degree from the Graduate Institute of Bank Marketing at Louisiana State University. Active in a number of organizations, Mr. Williams is a member of the CHI St. Vincents Foundation Board of Directors and is on the Executive Boards of the Quapaw Area Council of the Boy Scouts of America and the Arkansas Educational Television Foundation. In 2015 he served as President of Hot Springs Fifty for the Future. He is a Paul Harris Fellow of Rotary International.

J.T. Compton, Kevin Compton (Chairman of the Companys Board of Directors), and Marnie Oldner also serve on the Banks Board of Directors. Their biographies are shown above with the Directors for the Company.

PLAN OF DISTRIBUTION

The offering is being made pursuant to exemptions from the registration requirements of the Securities Act of 1933, the Arkansas Securities Act and the securities laws of other states.  In reliance upon the exemptions, our Common Stock has not been registered with the Securities and Exchange Commission, the Arkansas Securities Department, the securities agency of any other state or any banking regulatory agency.  The Common Stock is being offered pursuant to Regulation A of the Securities and Exchange Commission, Section 23-42-503(a)(3) of the Arkansas Securities Act, and exemptions under the securities laws of other states for offers and sales to existing shareholders.

No person is authorized to give any information or to make any representations other than those contained in this Offering Circular.  If given or made, such information must not be relied upon.

The Common Stock is only being offered to current holders of Common Stock.  The offering will be on a best efforts basis by certain of our officers and directors with no minimum sales required.  No commissions will be paid in connection with the offer or sale of the Common Stock.  Although the shareholders do not have preemptive rights, this offering is being initially made to the shareholders on a pro rata basis.

A shareholder desiring to purchase Common Stock through this offering should, after executing a subscription agreement (a copy attached as Exhibit “F”), make his or her check for $14.00 per share payable to: “Stone Bancshares, Inc.”, and send or deliver to Stone Bancshares, Inc., 802 East Main Street, Mountain View, Arkansas 72560 Attention: Pam Sutton.  Funds paid by subscribers will not be held in escrow. We anticipate delivering stock certificates to each shareholder within approximately two weeks of our receipt of payment and a properly completed subscription agreement.  Shares not subscribed by December 31, 2017 will be offered to shareholders desiring to purchase additional shares and any over-subscription of the second phase of the offering will be resolved on a pro rata basis.

The offering will conclude on January 30, 2018 unless we extend the offering period for an additional period of up to sixty (60) days.

SECURITIES BEING OFFERED

General

In this offering the Company is offering for sale 1,000,000 shares of Common Stock to existing shareholders only.  The Company is authorized to issue a maximum of five million (5,000,000) shares of Common Stock, par value $0.01 per share, 1,438,062 of which have been issued and are presently outstanding.

Dividend Rights

The holders of Common Stock are entitled to dividends when, as and if, declared by the Board of Directors out of funds legally available therefor.  As noted above under the heading "The Bank - Regulation and Supervision", any dividends are subject to certain regulatory limitations which impose restrictions on the funds available for declaring dividends.

Voting Rights

Each share of Common Stock entitles the holder to one (1) vote on all matters submitted to a vote of shareholders.  Holders of Common Stock do not have cumulative voting rights.

Liquidation Rights

In the event of liquidation and provided there is no preferred stock outstanding, the holders of Common Stock shall be entitled to receive pro rata the remaining assets available for distribution to shareholders after the payment of debts and liabilities of the Company.

Preemptive Rights

The holders of Common Stock shall not be entitled to any preemptive rights or other similar rights providing a right to purchase other shares of Common Stock of the Company.

Redemption and Other Matters

The Common Stock is not subject to redemption.  The outstanding shares of Common Stock are, and shares issued pursuant to this offering will be, fully paid and non-assessable.

Market Price

There has been no established or active market for the Common Stock of the Company. (See “Risk Factors”)

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table shows the compensation paid by the Bank to Directors and Executive Officers in 2016.

Name	Capacities in which compensation was received (e.g., Chief Executive Officer, director, etc.	Cash compensation	Other compensation	Total compensation
Executive Officers (5 persons) as a group*		$849,447	$119,849	$969,297
Directors (8 persons) as a group – Excludes Executive Officers that serve as directors		$ 61,100	$ 0	$ 61,100
* does not include reimbursement for cell phone, auto & housing allowances or use of bank-owned automobile

In 2016, Directors, other than the Bank CEO and President who are members of the board who do not receive a director’s fee, receive a director’s fee of $400 per meeting.  Directors who serve on a committee receive a fee of $100.00 for each committee meeting.  Directors and officers are reimbursed for travel and other business-related expenses.  Starting in 2017, Bank Directors, other than the Bank CEO and President who are members of the board and do not receive a director’s fee, receive $9,600 per year for director’s fee which is paid monthly.  They do not receive a separate fee for serving on a committee.  Company Directors, other than the Bank CEO and President who are members of the board and do not receive a director’s fee, receive $12,000 per year for director’s fee which is paid quarterly.

Non-equity incentive plan compensation is paid to certain Bank personnel based on a mathematical formula of profitability and achievement with consideration given to ensuring the amount and structure of such incentive compensation does not encourage employees to take unnecessary or excessive risks that could threaten the financial condition of the Bank.

Discretionary bonuses may be used to reward employees during extraordinarily profitable years or for extraordinary personal efforts.  At the same time, if the Bank does not achieve reasonable profitability incentive bonuses may be reduced accordingly.

The Bank has a policy of evaluating the performance of officers and other personnel through communication between supervisors and their employees on an on-going basis.  The Executive Committee of the Board of Directors has responsibility for reviewing, evaluating, and approving the compensation plans, policies, and programs of the Bank.  The Executive Committee reviews and considers historical compensation data for the Bank’s executives, including cash and non-cash direct compensation and benefits.  It reviews the performance of the Bank and the executives’ experience, and long-term potential to enhance shareholder value.  In addition to peer group compensation information and general industry compensation information, the Committee reviews its compensation practices to ensure that the Bank’s executive compensation program reflects the executives’ positions, responsibilities, and contributions to the Bank.

Based on input from an independent third-party compensation consultant, the Committee implemented compensation plans for key executives that include contracts, equity and cash incentives, deferred compensation, and retirement benefits.  These arrangements include contracts with change in control provisions, supplemental executive retirement plans, bank-owned life insurance, and stock options.  The value of executive retirement plans is not included in the compensation table above due to multi-year vesting schedules.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SHAREHOLDERS

The following table sets forth the shares held by the directors, director nominees and executive officers of the Bank.  Shareholders who owns more than 10% of the any class of the Company’s stock including shares subject to outstanding options are presented below.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common	J. T. Compton [1]	205,816	53,800 options	16.8%
Common	Kevin Compton[2]	166,260	0 options	10.7%
Common	Directors, Director Nominees and Executive Officers as a group (15 persons)[3]	868,077	109,703 options	63.2%

1includes shares held in trust that J. T. Compton controls

2includes shares held in trust that Kevin Compton controls

3includes options for 6,303 shares that will vest on 12/31/2018

The following table sets forth the options, warrants and other rights to purchase securities from the Bank by the persons and group identified above.

Name of Holder	Title and Amount of Vested Securities called for by Options, Warrants or Rights	Title and Amount of Unvested Securities called for by Options, Warrants or Rights	Weighted-average Exercise Price	Date of Expiration
J. T. Compton	28,800 Class A Options	0 Options	$10.00 per share	Mar. 31, 2019
Sonya Daniels	9,600 Class A Options	0 Options	$10.00 per share	Mar. 31, 2019
Marvin Sutterfield	9,600 Class A Options	0 Options	$10.00 per share	Mar. 31, 2019
J. T. Compton	25,000 Class B Options	0 Options	$10.00 per share	Mar. 31, 2019
Marnie Oldner	25,000 Options 3,403 Options	50,000 Options 13,609 Options	$10.99 per share $13.12 per share	Aug. 31, 2025 Dec. 31, 2026
Nick Roach	15,000 Options 1,993 Options	35,000 Options 7,971 Options	$10.99 per share $13.12 per share	Aug. 31, 2025 Dec. 31, 2026
Remaining Outstanding Options	1,167 Options	4,656 Options	$13.12 per share	Dec. 31, 2026

J. T. Compton, the Bank’s chairman of the Bank’s Board of Director, and his family, as a group, beneficially owned 56.2% of Common Stock as of September 30, 2017.  If Mr. Compton and his family purchase their pro-rata share of this offering, they will continue to control over 50% of the stock.  Consequently, if they vote their shares in concert, they will be able to elect directors and control the voting on shareholder votes.  The interest of Mr. Compton and his family may conflict with the interest of other holders of Common Stock and they may take actions with which you disagree.

COMPANY STOCK PLANS

Stock Benefit Plan

The Board of Directors of Ozark Heritage Bank’s N.A. n/k/a Stone Bank adopted a Stock Benefit Plan on March 31, 2009 (the “2009 Plan”).  Under the 2009 Plan, stock options were granted to the six (6) organizers to the Bank (“Category A Options”) and to the thirteen (13) initial directors of the Bank (“Category B Options”).  All options granted under the 2009 Plan have an exercise price of ten dollars ($10.00) per share and expire ten (10) years after the date of issuance.

A total of forty-eight thousand (48,000) Category A Options were issued and are outstanding.  Eight thousand (8,000) Category A Options were granted to each organizer.  A total of 112,636 Category B Options were issued to the initial directors and thirty-five thousand eight hundred ninety-three (35,893) are presently outstanding.  The Category A Options are transferrable without restriction.  The Category B Options require that each holder remain an active director of the Bank.  If a director holding Category B Options ceases to serve as a director as a result of death or disability, the Category B Options must be exercised within twelve (12) months or the options will be deemed forfeited.  In all other cases in which a director holding Category B Options ceases to serve, the Category B Options must be exercised within ninety (90) calendar days or the options will be deemed to have been forfeited.  The Category B Options are also subject to restrictions on transfer.  No additional options will be granted under the 2009 Plan.  After the Company acquired all of the stock of Stone Bank, it assumed the obligations under the 2009 Plan for stock in the Company.

Executive Stock Plan

On April 19, 2016, the Company’s shareholders adopted an Executive Stock Plan (“ESP”) that provided for awards of Common Stock and the granting of options to purchase Common Stock to key employees of the Company and its subsidiary.  The awards and grants under the ESP are based upon the fair market value of the Common Stock as defined in the ESP.  The number of shares that can be issued or granted under the ESP cannot exceed 200,000 in any calendar year.  Since an ESP was adopted, the following shares of or options to purchase Common Stock have been awarded and granted:  157,799 options to purchase Common Stock have been issued and 10,131 shares of Common Stock have been issued.  In total 167,930 shares of Common Stock have been utilized by this plan.

Stock Purchase Plan

On January 17, 2017, the Company’s board of directors adopted a stock purchase plan (“SPP”) that allows certain key employees and directors of the Company or its subsidiary who are in a position to materially contribute to the growth of the Company to purchase Common Stock.  The purchase price under the SPP is the book value of the stock at the end of the month prior to subscription.  In the event of a withdrawal from the SPP repurchase of the stock by the Company at book value is required or optional depending on the length of time the stock has been held.  The total amount of shares offered and sold under the SPP cannot exceed fifteen percent (15%) of the total issued and outstanding shares of Common Stock.  Eligible participants may purchase up to 20,000 shares of stock under the SPP.  In the event of a withdrawal within two years of a purchase by a participant, a repurchase by the Company at book value is required.  After two (2) years, a repurchase by the Company is optional to the participant.  As of September 30, 2017, 85,468 shares of Common Stock had been issued under the SPP.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Certain of our directors and officers and the companies in which they had a ten percent (10%) or more interest, were customers of, and had transactions with, the Bank in the ordinary course of our business, and additional transactions are expected to take place in the future.  All loans and commitments to lend money included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and in the opinion of management, do not involve more than normal risk of collectability or present other unfavorable features.  As of June 30, 2017, the aggregate amount of such loans and commitments was $4,505,803.00.

JTK Investments, an affiliate of directors, J.T. Compton, Kevin Compton and Ken Compton, is the owner of four office spaces at 307 S. Sylamore Avenue in Mountain View leased by the Bank.  The offices are each 1,000 square feet and are leased to the Bank for $9.60 per square foot annually.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

In accordance with the Arkansas Business Corporation Act, the Company will indemnify a director or officer of the Company or the Bank who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party because he or she is or was a director or officer of the Company or the Bank against reasonable expenses incurred by him or her in connection with the proceeding, notwithstanding that he or she was not successful on any other claim, issue or matter in any such proceeding.

In the Bank’s Articles of Agreement and Incorporation, the Bank adopted the July 20, 2007 Policy Statement of the Arkansas State Bank Commissioner and provided that the Bank’s officers, directors and other persons may be indemnified to the maximum extent permitted by the Arkansas Business Corporation Act.  However, the power will not provide for indemnification against expenses, penalties or other payments incurred in an administrative proceeding or action instituted by a bank regulatory agency which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual in the form of a payment to an Arkansas state chartered banking institution.

The Arkansas Business Corporation Act provides that the Company may indemnify an individual made a party to a proceeding including the advancement of legal fees and expenses, because he or she was a director or officer of the Company against liability incurred in a proceeding if: (1) he or she conducted himself or herself in good faith; and (2) he or she reasonably believed (i) in the case of conduct in his or her official capacity with the Company, that his or her conduct was in its best interest; and (ii) in all other cases, that his or her conduct was at least not opposed to its best interest; and (3) in the case of any criminal proceeding he or she had no reasonable cause to believe his or her conduct was unlawful. The Company may not indemnify a director or officer in connection with a proceeding by or in the name of the Company in which the director or officer was adjudged liable to the Company; or in connection with any other proceeding charging improper personal benefit to him or her, whether or not involving action in his or her official capacity, in which he or she was adjudged liable on the basis that personal benefit was improperly received by him or her.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Company has procured a directors and officers liability insurance policy providing for insurance against certain liabilities incurred by directors and officers of the Company and of the Bank while serving in their capacities as such, to the extent such liabilities could be indemnified under the above provisions.

LEGAL OPINION

The validity of the Common Stock proposed to be offered will be passed upon for the Company by Hilburn, Calhoon, Harper, Pruniski & Calhoun, Ltd., North Little Rock, Arkansas.

INDEPENDENT ACCOUNTANTS

The financial statements of the Company as of December 31, 2016 included in Exhibit "A", have been audited by S.F. Fiser & Company, certified public accountants, 112 East Emma Avenue, Springdale, Arkansas 72764, as stated in their report included in Exhibit “A”.  The financial statements of the Bank as of December 31, 2016 included as Exhibit “C” have also been audited by S. F. Fiser & Company.

REPORTS TO SHAREHOLDERS

We will distribute an annual report to our shareholders reviewing the previous year’s operations.

For the fiscal year ending December 31, 2016, the Company was not subject to the informational filing requirements of the Securities Exchange Act of 1934, and in accordance therewith, will be required to file annual, quarterly, and periodic reports with the FDIC only if the Company has 2,000 or more shareholders of record of a class of stock. It is unlikely that the

Company will have 2,000 shareholders of a class of stock at December 31, 2017; but if it does file such reports and other information, the information can be read, inspected, and copied at the public reference facilities maintained by the FDIC.